EXHIBIT 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES AND EXCHANGE ACT OF 1934

The following description summarizes certain terms of the capital stock of Deep Fission, Inc. (the “Company”). Because it is only a summary, it does not contain all the information that may be important to you and the descriptions herein are qualified by reference to our amended and restated certificate of incorporation (“Certificate of Incorporation”) and our amended and restated bylaws (“Bylaws”). For a complete description, you should refer to our Certificate of Incorporation and our Bylaws and to the applicable provisions of Delaware law.

We have authorized capital stock consisting of 300,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

As of March 31, 2026, we had 56,207,422 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Dividend Rights

Subject to applicable law and the rights and preferences, if any, of any holders of any outstanding series of our preferred stock, the holders of our common stock are entitled to receive dividends if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine, payable either in cash, in property or in shares of our capital stock or other securities.

Voting Rights; Classified Board

Holders of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as otherwise required by law, holders of our common stock are not entitled to vote on any amendment to the Certificate of Incorporation (including any certificate of designation relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote on such amendment pursuant to the Certificate of Incorporation (including any certificate of designation relating to any series of preferred stock).

We have not provided for cumulative voting for the election of directors in our Certificate of Incorporation. Accordingly, holders of a majority of the shares of our common stock will be able to elect all of our directors.

Subject to the rights of the holders of any one or more series of preferred stock to elect additional directors under specified circumstances, our Certificate of Incorporation establishes a classified board of directors, divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms, until their respective successors are duly elected and qualified.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution, or winding-up, the holders of our common stock would be entitled to receive pro rata all assets remaining available for distribution to holders of such shares.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, vesting, powers (including voting powers), preferences, and relative, participating, optional or other rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders.

Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding or above the total number of authorized shares of the class, without any further vote or action by our stockholders. Our board of directors may, without stockholder approval, authorize the issuance of preferred stock with priorities and voting, dividend or other rights that could adversely affect the voting power or other rights of the holders of our common stock and could have anti-takeover effects. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control or the removal of existing management and might adversely affect the market price of our common stock.

Stock Options

The Company approved and adopted the 2025 equity incentive plan (the “2025 Plan”) and reserved 9,500,884 shares of our common stock for future issuances of incentive awards under the 2025 Plan at the discretion of our officers, employees, consultants and directors.

Registration Rights Agreements

On September 5, 2025, Surfside Acquisition Inc. (“Surfside”) completed a merger (the “Merger”) with Deep Fission Nuclear, Inc. (formerly known as Deep Fission, Inc.), a private Delaware corporation (“Legacy Deep Fission”), pursuant to an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) under which a wholly owned subsidiary of Surfside merged with and into Legacy Deep Fission, with Legacy Deep Fission continuing as the surviving corporation and becoming a wholly owned subsidiary of Surfside. In connection with the transaction, Surfside changed its name to Deep Fission, Inc.

In connection with the Merger and the issuance and sale of 10,000,000 shares of our common stock in a private placement to certain accredited and institutional investors at a purchase price of $3.00 per shares (the “2025 Private Placement”), we entered into a registration rights agreement (the “2025 Registration Rights Agreement”), pursuant to which we agreed that promptly, but no later than 45 calendar days after the date of filing the Current Report on Form 8-K relating to the closing of the 2025 Private Placement, we would file, subject to customary exceptions, a registration statement, and cause such registration statement to become effective and remain effective, current and up-to-date for a period of five years after the effective date of the registration statement or for a shorter period ending on the date on which there are no longer any 2025 Registrable Shares (defined below) outstanding, with the Securities and Exchange Commission (the “SEC”) covering sale, transfer or disposition of the (i) the shares of our common stock issued in the 2025 Private Placement; (ii) the shares of our common stock issuable upon exercise of the warrants issued to each of the U.S. registered broker-dealers acting as placement agents in connection with the 2025 Private Placement; (iii) the shares of our common stock issued in exchange for all of the equity securities of Legacy Deep Fission that were outstanding immediately prior to the closing of the Merger; (iv) the shares of common stock retained by Surfside’s existing stockholders prior to the closing of the Merger; and (v) shares of our common stock issued to an advisor in exchange for services rendered in connection with the Merger ((i)-(v) collectively, for so long as they are “Registrable Securities” as defined in the 2025 Registration Rights Agreement, the “2025 Registrable Shares”), subject to the prior receipt by the Company of the selling stockholder information regarding the holders of the 2025 Registrable Shares required to be included in the registration statement under applicable SEC rules and regulations.

In connection with the closing of the issuance and sale of an aggregate of 5,333,333 shares of common stock to certain accredited and institutional investors at a purchase price of $15.00 per share (the “2026 Private Placement”), we entered into a registration rights agreement (the “2026 Registration Rights Agreement”) pursuant to which we agreed that promptly, but no later than 30 calendar days after the date of closing of the 2026 Private Placement, we would file, subject to customary exceptions, a registration statement, and cause such registration statement to become effective and remain effective, current and up-to-date for a period of five years after the effective date of the registration statement or for a shorter period ending on the date on which there are no longer any 2026 Registrable Shares (defined below) outstanding, with the SEC, covering sale, transfer or disposition of the shares of our common stock issued in the 2026 Private Placement and the shares of our common stock issuable upon exercise of the warrants issued to each of the U.S. registered broker-dealers acting as placement agents in connection with the 2026 Private Placement, for so long as they are “Registrable Securities” as defined in the 2026 Registration Rights Agreement (collectively, the “2026 Registrable Shares”), subject to the prior receipt by the Company of the selling stockholder information regarding the holders of the 2026 Registrable Shares required to be included in the registration statement under applicable SEC rules and regulations.

Anti-Takeover Provisions

Certain provisions of the Delaware General Corporation Law (the “DGCL”), our Certificate of Incorporation, and our Bylaws could have the effect of delaying, deferring, or discouraging another person from acquiring control of our Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our Company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in their best interest or in our best interests, including transactions that might result in a premium over the prevailing market price of our common stock.

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner as summarized below. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or
●	at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
●	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;
●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and
●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

Our Certificate of Incorporation and our Bylaws include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in our management team, our board of directors or our governance or policy, including the following:

●	Board Vacancies. Our Bylaws and Certificate of Incorporation provide, subject to the special rights of the holders of any series of preferred stock to elect directors, that any vacancy on the board of directors may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders, except as otherwise provided by law. Any director chosen to fill a vacancy will hold office until the expiration of the term of the class for which he or she was elected and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, disqualification or removal. In addition, the number of directors constituting the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships can only be fixed by our board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the board of directors, which can promote continuity of management.
●	Classified Board. Our Certificate of Incorporation and Bylaws provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.
●	Directors Removed Only for Cause. Our Certificate of Incorporation provides, subject to the special rights of the holders of any series of preferred stock to remove directors elected by such series of preferred stock, stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent of the voting power of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.
●	Requirements for Amendments of Our Certificate of Incorporation and Bylaws. Our Certificate of Incorporation further provides that the affirmative vote of holders of at least sixty-six and two-thirds percent of our capital stock entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal (or adopt provisions inconsistent with) certain provisions of our Certificate of Incorporation, including provisions relating to the classified board, the size of the board of directors, removal of directors, special meetings, actions by written consent, exculpation and exclusive forum. Our board of directors is expressly authorized to adopt, amend or repeal any provisions of our Bylaws. Our Bylaws may also be amended or repealed by the affirmative vote of holders of at least sixty-six and two-thirds percent of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

●	Stockholder Action; Special Meetings of Stockholders. Our Certificate of Incorporation provides that our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders, unless taking such action by consent in lieu of a meeting is approved by all directors of the Company then in office. As a result, holders of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws. Our Certificate of Incorporation and our Bylaws provide that special meetings of our stockholders may be called only by the chairperson of the board of directors, our chief executive officer or the board of directors, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
●	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may make it more difficult for our stockholders to bring matters before our annual meeting of stockholders or make nominations for directors at our annual meeting of stockholders. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.
●	No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Certificate of Incorporation do not provide for cumulative voting.
●	Issuance of Undesignated Preferred Stock. Our Certificate of Incorporation provides our board of directors the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise.
●	Choice of Forum. Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum and to the fullest extent permitted by law, that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom, will be the sole and exclusive forum for: (a) any derivative action, suit or proceeding brought on behalf of us; (b) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, or agent of ours; (c) any action, suit or proceeding asserting a claim against us or any current or former director, officer or employee of ours arising out of or pursuant to, or seeking to enforce any right, obligation or remedy under, or to interpret, apply, or determine the validity of, any provision of the DGCL, the Certificate of Incorporation or the Bylaws (as each may be amended from time to time); (d) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (e) any action, suit or proceeding asserting a claim against us or any current or former director, officer or employee of ours governed by the internal affairs doctrine, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. However, such forum selection provisions will not apply to actions, suits or proceedings brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other claim for which the federal courts of the United States have exclusive jurisdiction. The Certificate of Incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”).

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, the Certificate of Incorporation provides that the federal district courts of the United States will have exclusive jurisdiction over any action asserting a cause of action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As noted above, the Certificate of Incorporation provides that the choice of forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum selection provisions in the Certificate of Incorporation.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provisions contained in the Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Limitation on Liability and Indemnification of Directors and Officers

As permitted by the DGCL, our Certificate of Incorporation contains provisions that eliminate the personal liability of its directors and officers for monetary damages for breaches of their fiduciary duty as directors or officers to the fullest extent permitted by the DGCL as it now exists or may in the future be amended.  The DGCL, as it now exists, permits a corporation to eliminate the personal liability of its directors and officers for monetary damages, except for liability:

●	for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders;
●	for acts or omissions by the director or officer not in good faith or that involve intentional misconduct or a knowing violation of law;
●	of a director under Section 174 of the DGCL (regarding unlawful dividends and stock purchases);

●	for any transaction from which the director or officer derived an improper personal benefit; or
●	of any officer in an action by or in the right of the corporation.

The Bylaws provide that our directors and officers, and directors and officers of our predecessor, will be indemnified and advanced expenses by us to the fullest extent authorized or permitted by the DGCL as it now exists or may in the future be amended. The DGCL, as it now exists, permits a corporation to indemnify directors and officers for amounts actually and reasonably incurred by them if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful (subject to certain exceptions for actions brought by or in the right of the corporation).

The Bylaws also permit us to purchase and maintain insurance on behalf of any officer, director, employee or agent of ours for any liability arising out of his or her status as such, to the fullest extent permitted by the DGCL.

These provisions may discourage stockholders from bringing a lawsuit against our directors or officers for breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us or our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC. The transfer agent’s address is 18 Lafayette Place, Woodmere, NY 11598, and its telephone number is (212) 828-8436.